UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Amtech Systems, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

032332504

(CUSIP Number)

Privet Fund LP

Attn: Ryan Levenson

79 West Paces Ferry Road

Suite 200B

Atlanta, GA 30305

With a copy to:

Rick Miller Bryan Cave Leighton Paisner LLP 1201 W. Peachtree St., 14th Floor Atlanta, GA 30309 Tel: (404) 572-6600

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 18, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*             The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 032332504	Page 2 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 832,687
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 832,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.84%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 032332504	Page 3 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Privet Fund Management LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 832,687
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 832,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.84%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 032332504	Page 4 of 9 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Ryan Levenson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 832,687
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 832,687

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 832,687
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.84%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 032332504	Page 5 of 9 Pages

Item 1.	Security and Issuer.

The class of securities to which this statement relates is the common stock, $0.01 par value per share (the “Common Stock”), of Amtech Systems, Inc., an Arizona corporation (the “Issuer”). The address of the Issuer’s principal executive offices is 131 South Clark Drive, Tempe, Arizona, 85281.

Item 2.	Identity and Background.

(a) This statement is being filed by (i) Privet Fund Management LLC, a Delaware limited liability company (“Privet Management”), (ii) Privet Fund LP, a Delaware limited partnership (“Privet”) and (iii) Ryan Levenson (“Mr. Levenson”) (the foregoing persons are hereinafter referred to collectively as the “Reporting Persons”).

(b) The address of the principal offices of Privet Management and Privet is 79 West Paces Ferry Road, Suite 200B, Atlanta, GA 30305. The business address of Mr. Levenson is 79 West Paces Ferry Road, Suite 200B, Atlanta, GA 30305.

(c) The principal business of Privet Management is providing administrative and management services to Privet. The principal business of Privet is that of private funds engaged in investment in securities for their own account. The principal occupation or employment of Mr. Levenson is manager of Privet Management.

(d) During the last 5 years, none of Privet Management, Privet or Mr. Levenson has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last 5 years, none of Privet Management, Privet or Mr. Levenson has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person or entity was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Levenson is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration.

The aggregate purchase price of the 832,687 shares of Common Stock beneficially owned by the Reporting Persons is approximately $4,597,787.20 not including brokerage commissions, which was funded with partnership funds of Privet. Privet effects purchases of securities primarily through margin accounts maintained for it with prime brokers, which may extend margin credit to it as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules, and the prime brokers’ credit policies.

CUSIP No. 032332504	Page 6 of 9 Pages

Item 4.	Purpose of Transaction.

The Reporting Persons do not have any present plans or proposals which would relate to or result in any of the matters set forth in subparagraphs (a) - (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon or in connection with completion of, or following, any of the actions discussed herein. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price levels of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to an investment in the Issuer as they deem appropriate including, without limitation, engaging in communications with management and the board of directors of the Issuer, engaging in discussions with stockholders of the Issuer and others about the Issuer and the Reporting Persons’ investment, making proposals to the Issuer concerning changes to the capitalization, ownership structure, board structure (including board composition) or operations of the Issuer, purchasing shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock, or changing their intention with respect to any and all matters referred to in Item 4.

Item 5.	Interest in Securities of the Issuer.

(a) As of the date of this filing, the Reporting Persons beneficially own 832,687 shares (the “Shares”), or approximately 5.84%, of the outstanding Common Stock of the Issuer (calculated based on information included in the Form 10-K filed by the Issuer on November 21, 2019 for the fiscal year ended September 30, 2019, which reported that 14,268,797 shares of Common Stock were outstanding as of November 15, 2019).

(b) Privet Management is the General Partner of Privet, and Mr. Levenson is the sole managing member of Privet Management. Accordingly, Privet Management and Mr. Levenson may be deemed to hold shared voting power and dispositive power with respect to the Shares held by Privet.

As a result of the formation of a group constituted hereby, each of the Reporting Persons could be deemed to beneficially own all the Shares; however, each of the Reporting Persons disclaims beneficial ownership of the Shares held by other Reporting Persons except as expressly set forth above.

Except as set forth on the cover pages hereto and under this paragraph (b), each Reporting Person has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares reported herein as owned by each such Reporting Person.

(c) Except as set forth on Schedule I, no transactions in the Common Stock were effected during the past 60 days by the Reporting Persons.

(d) Not applicable.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

The Reporting Persons have entered into the Joint Filing Agreement filed as Exhibit 99.1 hereto.

CUSIP No. 032332504	Page 7 of 9 Pages

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1	Joint Filing Agreement.

CUSIP No. 032332504	Page 8 of 9 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: November 25, 2019	PRIVET FUND LP

	By:	Privet Fund Management LLC,
Its General Partner

	By:	/s/ Ryan Levenson
	Name:	Ryan Levenson
	Its:	Managing Member

PRIVET FUND MANAGEMENT LLC

	By:	/s/ Ryan Levenson
	Name:	Ryan Levenson
	Its:	Managing Member

/s/ Ryan Levenson
Ryan Levenson

CUSIP No. 032332504	Page 9 of 9 Pages

SCHEDULE 1

Shares Acquired or Sold by the Reporting Persons in the Last 60 Days or Since Their Most Recent Schedule 13D Filing:

1.	Privet Fund LP(1)

Trade Date	Nature of Transaction (Purchase/Sale)	Number of Shares	Price Per Share(2)
9/27/2019	Purchase	19,000	$5.28
9/30/2019	Purchase	10,077	$5.28(3)
10/2/2019	Purchase	10,000	$4.98
10/7/2019	Purchase	25,600	$5.01(4)
10/8/2019	Purchase	10,635	$5.18(5)
10/9/2019	Purchase	11,654	$5.35(6)
10/10/2019	Purchase	49,533	$5.47(7)
10/11/2019	Purchase	7,848	$5.57(8)
10/14/2019	Purchase	11,076	$5.53(9)
10/16/2019	Purchase	76,543	$5.50(10)
10/23/2019	Purchase	1,000	$5.42
11/12/2019	Purchase	1,000	$5.24
11/13/2019	Purchase	1,000	$5.11
11/18/2019	Purchase	25,076	$5.16
11/19/2019	Purchase	11,244	$5.29
11/20/2019	Purchase	11,443	$5.52(11)
11/21/2019	Purchase	75,000	$5.77(12)
11/22/2019	Purchase	5,800	$5.71(13)

(1)	Not including any brokerage fees.
(2)	The price per share reported is a weighted average price. The Reporting Persons undertake to provide to the Issuer, any security holder of the Issuer, or the staff of the Securities and Exchange Commission, upon request, further information regarding the number of shares purchased at each separate price within the ranges set forth in footnotes (3)-(13) to this Schedule 13D.
(3)	These shares were purchased at prices ranging from $5.18 - $5.30, inclusive.
(4)	These shares were purchased at prices ranging from $5.15 - $4.77, inclusive.
(5)	These shares were purchased at prices ranging from $5.07 - $5.25, inclusive.
(6)	These shares were purchased at prices ranging from $5.28 - $5.40, inclusive.
(7)	These shares were purchased at prices ranging from $5.41 - $4.50, inclusive.
(8)	These shares were purchased at prices ranging from $5.53 - $5.60, inclusive.
(9)	These shares were purchased at prices ranging from $5.45 - $5.55, inclusive.
(10)	These shares were purchased at prices ranging from $5.49 - $5.52, inclusive.
(11)	These shares were purchased at prices ranging from $5.48 - $5.55, inclusive.
(12)	These shares were purchased at prices ranging from $5.74 - $5.80, inclusive.
(13)	These shares were purchased at prices ranging from $5.66 - $5.75, inclusive.